EXHIBIT 3.1

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF ONFOLIO HOLDINGS INC.

Onfolio Holdings Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The Board of Directors of the Corporation has duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation originally filed with the Secretary of State of the State of Delaware on July 20, 2020, as subsequently amended and then last amended by a certificate of amendment to the Certificate of Incorporation filed with the Secretary of State on May 8, 2026 (the “Certificate of Incorporation”) and declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. This amendment amends the Certificate of Incorporation of the Corporation as follows:

2. Article 4 of the Certificate of Incorporation is hereby amended by adding the following paragraph to Article 4 of the Certificate of Incorporation:

Upon the effectiveness (the "Effective Time") of this Certificate of Amendment to the Certificate of Incorporation of the Corporation pursuant to the Delaware General Corporation Law, each fifty (50) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "Reverse Stock Split"). The Reverse Stock Split of the outstanding shares of Common Stock shall not affect the total number of shares or par value of capital stock, including the Common Stock, that the Company is authorized to issue, which shall remain as set forth under this Article Four. No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to be rounded up to the next whole share of Common Stock. Each record that immediately prior to the Effective Time represented shares of Common Stock ("Old Record"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Records shall have been combined, subject to adjustment for fractional share interests as described above.

3. That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of this amendment.

4. This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5. The Effective Time of the foregoing amendment shall be as of 12:01 a.m. on August 10th, 2026.

6. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer, this 5th day of August, 2026.

ONFOLIO HOLDINGS INC.

By:

Name: Dominic Wells
Title: Chief Executive Officer

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